17 State St,

New York, New York 10004

July 10, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Baker Global Asset Management Inc. Offering Circular on Form 1-A File No. 024-12228 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Bednarowski:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alexander Capital, L.P., as qualified institutional underwriter, hereby joins the request of Baker Global Asset Management Inc. that the effective date of the above-referenced Offering Circular on Form 1-A be accelerated so that it may become effective at 5:00 p.m., Eastern Daylight Time, on Wednesday, July 12, 2023, or as soon thereafter as practicable.

Best Regards,

Alexander Capital, L.P.

/s/ Jonathan Gazdak
Name: Jonathan Gazdak
Title: Managing Director - Head of Investment Banking